File No. 70-9751

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                  Pre-Effective Amendment No. 2
                             to the
                            Form U-l
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                    Entergy Gulf States, Inc.
                         350 Pine Street
                       Beaumont, TX 77701

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


    Joseph F. Domino                         Steven C. McNeal
    President and Chief Executive Officer    Vice President and Treasurer
    Entergy Gulf States, Inc.                Entergy Services, Inc.
    350 Pine Street                          639 Loyola Avenue
    Beaumont, TX 77701                       New Orleans, LA 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

   Denise C. Redmann                         John Hood, Esq.
   Senior Counsel - Corporate & Securities   Thelen Reid & Priest LLP
   Entergy Services, Inc.                    40 West 57th Street
   639 Loyola Avenue                         New York, NY  10019
   New Orleans, LA 70113
     The Commission is also requested to send copies of any communications in connection with this matter to:


                       Benny Hughes, Esq.
                   Orgain, Bell & Tucker, LLP
                       470 Orleans Street
                         P. O. Box 1751
                       Beaumont, TX  77704

     Item 1, Section A of the Application/Declaration is hereby amended in its entirety and restated to read as follows:

     Item 1.  Description of Proposed Transactions

     Section A.  Overview

          Entergy Gulf States, Inc., a Texas corporation ("Company"), which is a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Holding Company Act"), proposes, from time to time through December 31, 2003, to issue and sell or arrange for the issuance and sale, in each case, through negotiated public offering or competitive bidding, of securities of the types set forth below having an aggregate value (calculated by principal amount in the case of debt and par value or initial offering price in the case of securities other than debt) not to exceed $ 2.2 billion: (A) one or more new series of the Company's First Mortgage Bonds ("Bonds") and/or one or more new sub-series of the Medium Term Note Series of its First Mortgage Bonds ("MTNs"), including the possible purchasing of insurance as collateral security for such Bonds and/or MTNs and/or (B) one or more series of the Company's debentures ("Debentures"), including the possible purchasing of insurance as collateral security for such Debentures, and/or (C) one or more series of preferred securities of special purpose subsidiaries ("Entity Interests") and/or one or more new series of the Company's Preferred Stock, Cumulative, $100 Par Value and/or Preferred Stock, Cumulative, without par value ("Preferred") and/or one or more series of the Company's Preference Stock, Cumulative, without par value ("Preference"), and/or (D) tax-exempt bonds ("Tax-Exempt Bonds") in one or more series for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing, or for the refinancing of outstanding Tax-Exempt Bonds issued for that purpose, including the possible issuance and pledge of one or more new series of Bonds and/or MTNs ("Collateral Securities"), and/or the purchasing of letters of credit and/or insurance as collateral security for such Tax-Exempt Bonds (the financings contemplated in (A) through (D) above being hereinafter collectively referred to as "New Financing Plan"). These proposed transactions are discussed in detail below.


     Item 1, Section H, Paragraph 59 is hereby amended in its entirety and restated to read as follows:

     Section H.     Issuance and Sale of Tax-Exempt Bonds and
     Related Transactions

     59. The Company also may seek to enter into arrangements for the issuance of Tax-Exempt Bonds, and the Company proposes from time to time, through December 31, 2003, to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (each and all of the foregoing being referred to herein as the "Facilities Agreement") with one or more issuing governmental authorities (each an "Issuer") that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-Exempt Bonds pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer and one or more trustees (individually and collectively, the "Trustee").




     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Pre-Effective Amendment No. 2 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      ENTERGY GULF STATES, INC.



                            By:            /s/ Steven C. McNeal
                                                  Steven C. McNeal
                                       Vice President and Treasurer



Dated:  December 28, 2000